Stephen S. Kudenholdt Partner	Stephen.Kudenholdt@dentons.com D +1 212 768 6847 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 768 6700 F +1 212 768 6800	Salans FMC SNR Denton dentons.com

December 11, 2013

Securities and Exchange Commission

Filing Desk — Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RBS Acceptance, Inc. Amendment No. 2 to the Registration Statement on Form S-3 filed October 25, 2013 File No. 333-190962

Ladies and Gentlemen:

On behalf of RBS Acceptance Inc. (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A on EDGAR, the captioned Amendment No. 2 to the Registration Statement.

The objective of the above-captioned Amendment No. 2 to Registration Statement is to respond to the SEC’s telephone communication dated November 4, 2013. The comment and our corresponding response may be found below. Please do not hesitate to contact us with any questions.

Registration Statement on Form S-3/A

General

Comment:

1.	Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

Response: We confirm that any revisions made to either form of prospectus supplement or the base prospectus will be applied universally, if necessary.

Comment:

2.	We note there are numerous instances throughout the base prospectus and forms of supplement, in which a) defined terms appear in the index of defined terms that are not used in the text of the documents and b) defined terms are used in the text of the documents that do not appear in the index of defined terms. Examples of the terms mentioned above are Class B-1 Principal Distribution Amount, Class Principal Payment Amount, Credit line agreement (see page. 51).

Response: We have revised each Prospectus Supplement (Version 1) and (Version 2) to update the Index for each document. Please see the revised Indexes on pages S-96 and S-97 (with respect to Version 1) and pages S-92 and S-93 (with respect to Version 2) .

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If you require any additional information, please contact the undersigned at (212) 768-6847 or Christine Vrettos at (212) 768-6995.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt